

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Mr. Christian Storch
Vice President and Chief Financial Officer
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

      Re: Altra Holdings, Inc.
              Form 10-K
              Filed February 24, 2012
              File No. 1-33209

Dear Mr. Storch:

We have reviewed your response dated August 10, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies, page 35

1. We have read your response to the second bullet of comment 1 in our letter dated June 21, 2012 and Appendix A. Notwithstanding your ongoing re-evaluation described in your letter, it is not clear how the gross profit margins of Engineered Couplings (Couplings) and Heavy Duty and Overrunning Clutches Brakes (HDOCB) have been similar to the gross profit margins of the other four operating segments in all periods shown, and can therefore be appropriately aggregated into the same reportable segment. Please explain in detail providing quantitative support where necessary. Please note that the primary requirement in determining whether two or more components of an operating segment are economically similar is their long-term financial performance, and then the various qualitative characteristics outlined by the guidance contained in ASC 280-10-50-11.

Form 10-Q for the period ended June 30, 2012

14. Commitments and Contingencies, page 14

2. We have read your response to comment 5 in our letter dated June 21, 2012 and the revisions made herein. You have told us that as of December 31, 2011, you determined that "the reasonably possible range of losses in excess of amounts already accrued was not material." However, you state on page 76 of the Form 10-K "no amounts were accrued in the accompanying consolidated balance sheets for potential litigation" as of December 31, 2011 and 2010. Please clarify whether a material amount was accrued as of December 31, 2011, March 31, 2012, and June 30, 2012 for any matter (litigation, product liability or environmental liability), and if so, to which specific matter(s) the accrual related. We may have further comment.

Liquidity and Capital Resources, page 33

3. We have read your response to comment 4 in our letter dated June 21, 2012. You have told us and disclose on page 35 that inventory balances have decreased due to your focus on inventory reductions at your Altra businesses, excluding recent acquisitions. Please clarify for us and revise future filings to explain whether these inventory reductions were due to improved inventory management strategies or due to an expectation of lower sales. Explain how this trend is expected to impact your operations, liquidity and cash flows.

16. Guarantor Subsidiaries, page 78

4. We have read your response to comment 8 in our letter dated June 21, 2012. You have told us the Issuer generated positive operating cash flows but also generated a net loss for the year ended December 31, 2011.   Therefore, as previously requested, provide a reconciliation between the Issuer's net loss and its operating cash flows for the year ended December 31, 2011 and the quarter ended March 31, 2012. Refer to ASC 230-10-55-10 for an illustration. We also note the bulleted list you have provided of the cash inflows and outflows at the Issuer for each of these dates. Please quantify each of these cash transactions at the Issuer. For each of the "Cash inflows for the repayment of principle and interest on the intercompany loans from a Guarantor subsidiary", break out the amount between principal and interest.

5. Please explain to us why the Issuer's equity income of $27,158 for the year to date ended June 30, 2012 on the statement of cash flows on page 20 differs from the equity income of $18,781 shown on the statement of comprehensive income on page 18. Explain the difference between the amounts of Issuer equity income for the year-ago period ended July 2, 2011. We note no dividend activity in the financing section of the cash flow statements.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief